                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              AMENDED AND RESTATED
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                      (Amendment No. 9 - Final Amendment)*

                              Unique Mobility, Inc.
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                                (Name of Issuer)

                          Common Stock $0.01 par value
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                         (Title of Class of Securities)

                                   909154 10 6
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                                 (CUSIP Number)
                     P.K. Pal, Esq., Alcan Aluminium Limited
                           1188 Sherbrooke Street West
                        Montreal, Quebec, CANADA H3A 3G2
                                 (514) 848-8000
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 20, 1997
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Amended and Restated Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box _.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

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* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          (Continued on following page)

                                (Page 1 of 6 Pages)

CUSIP No.  909154 10 6               13D                 Page  2   of  6  Pages
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    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     Alcan Aluminium Limited
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    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) |_|
                                                                        (b) |_|
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    3       SEC USE ONLY

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    4       SOURCE OF FUNDS*

                     WC, OO

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    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                  |_|

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    6       CITIZENSHIP OR PLACE OF ORGANIZATION

                     Canada
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          NUMBER OF                  7        SOLE VOTING POWER
            SHARES
         BENEFICIALLY                                        0
           OWNED BY                  -------------------------------------------
        EACH REPORTING               8        SHARED VOTING POWER
         PERSON WITH
                                                             0
                                     -------------------------------------------
                                      9        SOLE DISPOSITIVE POWER

                                                             0
                                     -------------------------------------------
                                     10       SHARED DISPOSITIVE POWER

                                                             0
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   11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     0
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   12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
            SHARES*                                                         |_|

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   13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                     0%

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   14       TYPE OF REPORTING PERSON*

                     CO

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                      *SEE INSTRUCTION BEFORE FILLING OUT!

                              AMENDED AND RESTATED
                                  SCHEDULE 13D

CUSIP NO. 909154 10 6                                      Page 3 of 6 Pages


                              AMENDED AND RESTATED
                                  SCHEDULE 13D

                  This Amendment No. 9 amends the information contained in the Statement on Schedule 13D filed by Alcan Aluminium Limited ("Alcan") on June 17, 1988, as amended by Amendment No. 1 filed on June 29, 1988, Amendment No. 2 filed on August 12, 1991, Amendment No. 3 filed on September 11, 1991, Amendment No. 4 filed on November 12, 1991, Amendment No. 5 filed on December 2, 1991, Amendment No. 6 filed on May 28, 1992, Amendment No. 7 filed on January 14, 1993, and amended and restated by Amendment No. 8 filed on April 21, 1997 (as amended and restated, the "Schedule 13D"), and is being filed on behalf of Alcan pursuant to Rule 13d-2 promulgated under the Securities Exchange Act of 1934, as amended.

Item 4.           Purpose of Transaction.
-------           -----------------------

                  Item 4 of the Schedule 13D is hereby amended by adding the following two paragraphs immediately before the final paragraph of Item 4:

         On June 20, 1997, Alcan sold 1,151,925 shares of Stock to EV Global Motors Company, a California corporation ("Global Motors"), at a price of $2.77 per share, plus two days' interest at a simple rate of 8.5%, for an aggregate price of $3,190,832.25 plus $1,486.14 in interest, under the terms of the Stock Purchase Agreement, dated as of June 20, 1997, by and between Alcan and Global Motors, which is incorporated herein by this reference in its entirety and a copy of which is attached hereto as EXHIBIT P. In accordance with the Offer, Millennium Financial Group, Inc. ("Millennium") will receive a commission of $0.10 per share from Alcan in connection with this sale of 1,151,925 shares of Stock.

         On June 23, 1997, Alcan sold 250,000 shares of Stock to Glorious Limited - EV Glorious Class D Shares ("Glorious") at a price of $2.77 per share, for an aggregate price of $692,500, under the terms of the Offshore Securities Purchase Agreement, dated as of June 23, 1997, by and between Alcan and Glorious (the "Offshore Purchase Agreement"), which is incorporated herein by this reference in its entirety and a copy of which is attached hereto as EXHIBIT Q. In connection with the execution of the Offshore Purchase Agreement, Alcan received a letter from Glorious dated June 23, 1997, a copy of which is attached hereto as EXHIBIT R, acknowledging certain matters in connection with the execution of the Offshore Purchase Agreement and affirming the authority of Millennium to execute the Offshore Purchase Agreement on behalf of Glorious.
In accordance with the Offer, Millennium will receive a commission of $0.10 per share from Alcan in connection with this sale of 250,000 shares of Stock.

                              AMENDED AND RESTATED
                                  SCHEDULE 13D

CUSIP NO. 909154 10 6                                         Page 4 of 6 Pages


Item 5.           Interest in Securities of the Issuer.
-------           -------------------------------------

                  (a) The statements under Item 5(a) of the Schedule 13D are hereby deleted and replaced in their entirety by the following:

         Alcan is the beneficial owner of no shares of Stock. This represents 0% of Unique's issued and outstanding Stock.

                  (b) The statements under Item 5(b) of the Schedule 13D are hereby deleted and replaced in their entirety by the following:

         Alcan does not retain voting or dispositive power with respect to any shares of Stock. To the best of Alcan's knowledge, except as described above, no executive officer or director of Alcan and no associate of Alcan owns or has a right to acquire, directly or indirectly, any shares of Stock.

                  (c) The statements under Item 5(c) of the Schedule 13D are hereby deleted and replaced in their entirety by the following:

         Alcan sold 1,151,925 shares of Stock to Global Motors on June 20, 1997 and sold 250,000 shares of Stock to Glorious on June 23, 1997. A description of the terms of these transactions is provided under Item 4, above, and is incorporated herein by reference.

         Other than as stated in this Schedule 13D, no transactions in the Stock were effected during the past 60 days by Alcan, or, to the best of Alcan's knowledge, by any executive officer, director or affiliated person of Alcan, or by any subsidiary of Alcan or by any executive officer, director or affiliated person of any such subsidiary.

                  (d) The statements under Item 5(d) of the Schedule 13D are hereby deleted and replaced in their entirety by the following:

         Not applicable.

                  (e) The statements under Item 5(e) of the Schedule 13D are hereby deleted and replaced in their entirety by the following:

         Alcan ceased to be the beneficial owner of more than five percent of the Stock on June 20, 1997.

Item 7.           Material to be Filed as Exhibits.
-------           ---------------------------------

                  Item 7 of the Schedule 13D is hereby amended by adding the following Exhibits to the list of exhibits:

                              AMENDED AND RESTATED
                                  SCHEDULE 13D

CUSIP NO. 909154 10 6                                         Page 5 of 6 Pages


                  EXHIBIT P:        Stock Purchase Agreement, dated as of
                                    June 20, 1997, by and between Alcan and
                                    Global Motors

                  EXHIBIT Q:        Offshore Securities Purchase Agreement,
                                    dated as of June 23, 1997, by and between Alcan and Glorious

                  EXHIBIT R:        Letter from Glorious, dated June 23, 1997,
                                    addressed to Alcan

                              AMENDED AND RESTATED
                                  SCHEDULE 13D

CUSIP NO. 909154 10 6                                         Page 6 of 6 Pages


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   ALCAN ALUMINIUM LIMITED

                                   By:  /s/ Serge Fecteau
                                      ----------------------------
                                        Serge Fecteau
                                        Assistant Secretary

June 30, 1997